05010200

82-3322

RECEIVED
2005 AUG -4 A 11:

AIR MAIL

18th July, 2004

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Wednesday, the 27th July, 2005 interalia to take on record the unaudited financial results (provisional) for the quarter ended 30th June, 2005.

This is for your information.

Thanking you,

Yours faithfully,

Ashok Malu
Company Secretary

PROCESSED
AUG 04 2005
THOMSON
FINANCIAL

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)